UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A

Amendment No. 1
Under the Securities Exchange Act of 1934

NOCERA, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Bi Zhang

Building #5 Feng Du Ban Pang Shan An Zhi Qu XingYi City,

GuiZhou QianXiNan, China

____________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Bi Zhang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 0

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

(14)	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D/A, Amendment No. 1, ("13D/A") is filed with respect to the Common Shares,  par value $0.001 per share (the "Common Shares"), and Class "A" Warrants of Nocera, Inc., a Nevada corporation (the "Issuer" of “Nocera”). The principal executive office of the Issuer is located at 3F (Building B), No. 185, Sec. 1, Datong Rd., Xizhi Dist., New Taipei City 221, Taiwan (R.O.C.).

Item 2. Identity and Background

Below is information regarding the Reporting Person.

(a)	This 13D is being filed on behalf of the following person: Bi Zhang
(b)	The principal business address for the Reporting Person is: Building #5 Feng Du Ban Pang Shan An Zhi Qu, XingYi City, GuiZhou QianXiNan, China

(c)

Employment Information:

Mr. Bi Zhang is General Manager of Gui Zhou Wan Feng Hu Intelligent Aquatic Technology Co.

Education: Wuhan University of Technology

Working Experience: Guangzhou Yuhe Machinery Manufacturing Co., Ltd.; Guangzhou Tengzheng Fishery Machinery Manufacturing Co., Ltd.; FAW-Volkswagen Automobile Co.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of funds or Other Consideration

On September 21, 2020, the Issuer filed a current report on Form 8-K outlining the lack of communication that lead to the termination by Nocera, Inc. of its relationship with Guizhou Wan Feng Hu Intelligent Aquatic Technology Co. Limited (“GZ WFH”) and its management, and termination of the Variable Interest Entity agreements between the parties.

Subsequently on October 8, 2020, Zhang Bi and GZ WFH (together, “Domestic Company”) entered into a Settlement Agreement and Release with Nocera, Inc. wherein all claims as to the Domestic Company’s debt (claim to shares in Nocera, Inc. or Guizhou Grand Smooth Technology, Ltd. (“WOFE”)) were compromised, settled, and otherwise resolved as to any and all claims or causes of action whatsoever against Nocera for any matter, action, or representation as to Nocera, and any debt to ownership of Nocera or WOFE up to the date of the agreement. The consideration for the agreement was mutual waiver of any and all claims against each other and WOFE, and Domestic Company (including Zhang Bi) waives any claims to Nocera stock, meaning the 4,750,000 shares of common stock of Nocera owned by Zhang Bi were cancelled as part of the agreement. The Settlement Agreement and Release is attached hereto as Exhibit 10.1.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Person has pkwhich relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a)-(j)	None.

The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
	(Common Stock)
Bi Zhang	0 - 0%	0	0	0	0

(c)	Except as disclosed above, the Reporting Person has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D/A.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be filed as Exhibits

10.1	Settlement Agreement and Release

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

/s/ Bi Zhang
Bi Zhang